NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR
FEBRUARY 15, 2003 AND UPDATES COMMODITY PRICE HEDGING PROGRAM

(Calgary, January 23, 2003) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust announced today the cash distribution payable February 15, 2003 will be Cdn$0.20 per trust unit, net of the holdback. The ex-distribution date is January 30, 2003 and the record date is February 3, 2003.

This distribution represents income earned for the month of December, 2002. Cash distributions paid over the past 12 months now total Cdn$2.07 per trust unit.

Update on Commodity Price Hedging Program

The following table represents a summary of the current commodity price hedging contracts entered into, including those transacted subsequent to the 2002 third quarter report.

	Crude Oil		Western Natural Gas		Eastern Natural Gas

				Average		Average
				Plantgate		Plantgate
	Volume	Average Price	Volume	Price	Volume	Price
	(bbl/d)	(C$/bbl)	(mcf/d)	(C$/mcf)	(mmbtu/d)	(C$/mmbtu)

2003	10,000	$41.00	11,852	$5.96	17,000	$5.09
2004	6,500	$37.83			12,000	$4.54

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191